Mail Stop 6010

February 25, 2009

Mr. Peter Lawrence
Chief Executive Officer
ArQule, Inc.
19 Presidential Way
Woburn, Massachusetts 01801

  Re: **ArQule, Inc.**
    Form 10-K
    Filed March 17, 2008
    Response filed February 24, 2009
    File No. 000-21429

Dear Mr. Lawrence:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Jeffrey P. Riedler
           Assistant Director

cc: Richard E. Baltz
   Andrea L. Mancuso
   Arnold & Porter LLP
   Fax: 703-720-7399